SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Total Research Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    89151110
                                 (CUSIP Number)

                             Howard L. Shecter, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                               Page 1 of 16 pages

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 2 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David Brodsky
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        528,961*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        528,961*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              528,961*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.02%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 70,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 3 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eugene Goldberg
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        141,500*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        141,500*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              141,500*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.35%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 25,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 4 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald Jacobson
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        288,050*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        288,050*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              288,050*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.74%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 40,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 5 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anthony M. Lamport
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        60,000*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        60,000*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              60,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.57%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 10,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 6 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George L. Lindemann
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        233,050*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        233,050*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              233,050*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.22%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 40,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 7 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Howard L. Schecter
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        253,050*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        253,050*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              253,050*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.41%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 40,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 89151110                                            Page 8 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan L. Stuart
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [X]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        141,500*(See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             See Item 5
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        141,500*(See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
              141,500*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.35%*
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

* Includes 25,000 shares of Common Stock issuable upon exercise of the Stock Options (as hereinafter defined) issued to the Reporting Person. See Item 5. The percentage listed on Row 13 above assumes the full exercise of the Stock Options issued to the Reporting Person.

         The filing of this Statement does not constitute an admission that that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock beneficially owned by each of the other Reporting Persons.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of Total Research Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Princeton Corporate Center, 5 Independence Way, Princeton, New Jersey 08543.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by David Brodsky, Eugene Goldberg, Donald Jacobson, Anthony M. Lamport, George L. Lindemann, Howard L. Shecter and Alan L. Stuart (collectively, the "Reporting Persons").

         Mr. Brodsky is a retired private investor. His address is 2856 Hurlingham Drive, West Palm Beach, Florida 33414.

         Mr. Goldberg is a retired private investor. His address is 11796 Maidstone Drive, West Palm Beach, Florida 33414.

         Mr. Jacobson is a retired private investor. His address is 11928 Maidstone Drive, West Palm Beach, Florida 33414.

         Mr. Lamport is the President of Lambda Fund Management, Inc., a venture capital firm. His office address is 380 Lexington Avenue, New York, New York 10168.

         Mr. Lindemann is Chairman and Chief Executive Officer of Southern Union Company. His office address is 767 Fifth Avenue, 50th Floor, New York, New York 10153.

         Mr. Shecter is a partner in the law firm of Morgan, Lewis & Bockius LLP. His office address is 101 Park Avenue, New York, New York 10178.

         Mr. Stuart is the Chairman and President of A.L. Stuart and Company, Inc., a merchant banking firm. His office address is 599 Lexington Avenue, Suite 4102, New York, New York 10022.

         (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of July 7, 1998, the Reporting Persons, taken together, beneficially owned an aggregate of 1,646,111 shares of Common Stock (including 250,000 shares issuable in the future upon exercise of the Stock Options described in Item 4 below). The aggregate purchase price for all of the 1,396,111 currently outstanding shares of Common Stock presently owned by the Reporting Persons was $3,015,082.75. Of the shares of Common Stock presently owned by the Reporting Persons, 1,000,000 shares were acquired from the Company at a price of $2.25 per share in a privately negotiated transaction pursuant to the terms of the Amended and Restated Stock Purchase Agreement, dated as of June 18, 1998, between the Company and David Brodsky (the "Stock Purchase Agreement"); 200,000 shares were acquired at a price of $2.25 per share in a privately negotiated transaction pursuant to the terms of a Letter Agreement, dated April 16, 1998, between David Brodsky and Hugh Devine (the "Letter Agreement"); and an aggregate of 196,111 shares were acquired in various open market purchases by certain of the Reporting Persons. Copies of the Stock Purchase Agreement and the Letter Agreement are attached hereto as Exhibit C and Exhibit D, respectively, and are hereby incorporated herein by reference in their entirety. The transactions contemplated by the Stock Purchase Agreement and the Letter Agreement were consummated on June 30, 1998, and May 7, 1998, respectively. Messrs. Goldberg, Jacobson, Lamport, Lindemann, Shecter and Stuart each purchased the shares listed below as purchased under the Stock Purchase Agreement and the Letter Agreement as designees of Mr. Brodsky under such agreements. Each of the Reporting Persons purchased the shares of Common Stock beneficially owned by such Reporting Person with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         The individual purchases of each Reporting Person are as follows:

         Mr. Brodsky purchased 121,111 shares of Common Stock in the open market at prices ranging from $1.25 to $2.13 for aggregate consideration of $187,930.87. He also purchased 337,850 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $760,162.50.

         Mr. Goldberg purchased 116,500 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $262,125.

         Mr. Jacobson purchased 55,000 shares of Common Stock in the open market at prices ranging from $1.50 to $1.59 for aggregate consideration of $86,790. He also purchased 193,050 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $434,362.50.

         Mr. Lamport purchased 50,000 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $112,500.

         Mr. Lindemann purchased 193,050 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $434,362.50.

         Mr. Shecter purchased 20,000 shares of Common Stock in the open market at prices ranging from $1.93 to $2.00 for aggregate consideration of $40,361.88. He also purchased 193,050 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $434,362.50.

         Mr. Stuart purchased 116,500 shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement for aggregate consideration of $262,125.


ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

         (a) Pursuant to the terms of the Stock Purchase Agreement, the Company granted to Mr. Brodsky and his designees options, exercisable at any time within five years of the Closing Date (as defined therein), to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $2.25 per share (the "Stock Options"). See Exhibit C. Pursuant to such Stock Options, Messrs. Brodsky, Goldberg, Jacobson, Lamport, Lindemann, Shecter and Stuart will have the right to acquire 70,000, 25,000, 40,000, 10,000, 40,000, 40,000 and 25,000
shares of Common Stock, respectively.

         Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by such Reporting Person. Action or inaction on the part of any one Reporting Person may be different from action or inaction on the part of other Reporting Persons. Any of the Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         (b) None of the Reporting Persons currently has any plans or proposals which relate to or would result in any extraordinary corporate transactions involving the Company or any of its subsidiaries, although from time to time in the future any of the Reporting Persons may propose or suggest to the Company merger or acquisition transactions involving the Company and other corporations or entities. The Stock Purchase Agreement contemplates that for a period of five years following the Closing Date (as defined therein), subject to certain provisions thereof, the Reporting Persons will, on a best efforts basis, assist in providing or arranging for others to provide up to $25,000,000 in equity financing, or debt financing to the extent such financing exceeds $5,000,000 in the aggregate, for the Company to complete acquisitions and/or projects approved by the Board of Directors of the Company, the form of the financing to be as determined by the Board of Directors of the Company and to be on terms at least as favorable as the Company could obtain from other sources not affiliated with the Reporting Persons; provided that such covenant states that it shall not be deemed to constitute an obligation to directly provide or underwrite financing for the Company. Under certain circumstances described in the Stock Purchase Agreement, failure to obtain specified amounts of such financing during specified time periods may affect the Reporting Persons' rights thereunder. See Exhibit C.

         (c) None.

         (d) In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, three of the Reporting Persons, Messrs. Brodsky, Lindemann and Shecter, were elected to the Board of Directors of the Company and Messrs. Brodsky and Shecter were elected to the Executive Committee of the Board of Directors of the Company.

         (e) None.

         (f) None.

         (g) None.

         (h) None.

         (i) None.

         (j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.*

         (a) As of July 7, 1998, the Reporting Persons, taken together, beneficially owned an aggregate of 1,646,111 shares of Common Stock (including 250,000 shares issuable in the future upon exercise of the Stock Options), representing approximately 15.35% of the outstanding shares of Common Stock (assuming full exercise of all of the Stock Options issued to the Reporting
Persons). David Brodsky beneficially owns 528,961, or approximately 5.02%, of the outstanding shares; Eugene Goldberg beneficially owns 141,500, or approximately 1.35%, of the outstanding shares; Donald Jacobson beneficially owns 288,050, or approximately 2.74%, of the outstanding shares; Anthony M. Lamport beneficially owns 60,000, or approximately 0.57%, of the outstanding shares; George L. Lindemann beneficially owns 233,050, or approximately 2.22%, of the outstanding shares; Howard L. Shecter beneficially owns 253,050, or approximately 2.41%, of the outstanding shares; and Alan L. Stuart beneficially owns 141,500, or approximately 1.35%, of the outstanding shares.

         (b) As of the date hereof, each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock beneficially owned by such

--------

* All percentages in Item 5 are based upon the 10,473,000 shares of Common Stock reported by the Company to be issued and outstanding as of May 7, 1998, and assume the full exercise of all of the Stock Options issued to the Reporting Persons.

Reporting Person. By reason of the contemplated relationships among the Reporting Persons, the Reporting Persons may in the future have certain contractual rights and obligations with respect to their respective shares of Common Stock. See Item 6 for information relating to the proposed stockholders agreement contemplated to be entered into among the Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

         (c) Except for the shares of Common Stock and Stock Options purchased pursuant to the Stock Purchase Agreement, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons are contemplating entering into a stockholders agreement among themselves which is anticipated to contain provisions relating to, inter alia, the voting, acquisition, sale or other disposition of their respective shares of Common Stock (including the possibility of granting proxies with respect thereto) and the sharing of expenses incurred in connection with their respective acquisitions of shares of Common Stock under the Stock Purchase Agreement and the Letter Agreement, as well as the other transactions contemplated by the Stock Purchase Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A -             Agreement of Joint Filing
                                          pursuant to Rule 13d-1(k)(1)
                                          promulgated under the Securities
                                          Exchange Act of 1934, as
                                          amended.

                  Exhibit B -             Powers of Attorney

                  Exhibit C -             Amended and Restated Stock
                                          Purchase Agreement

                  Exhibit D -             Letter Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 7, 1998

                                  DAVID BRODSKY


                                              By: /s/ Howard L. Shecter
                                              -------------------------
                                                  Howard L. Shecter
                                                  Attorney-in-Fact

                                  EUGENE GOLDBERG


                                              By: /s/ Howard L. Shecter
                                              -------------------------
                                                  Howard L. Shecter
                                                  Attorney-in-Fact

                                  DONALD JACOBSON


                                              By: /s/ Howard L. Shecter
                                              -------------------------
                                                  Howard L. Shecter
                                                  Attorney-in-Fact

                                  ANTHONY M. LAMPORT


                                              By: /s/ Howard L. Shecter
                                              -------------------------
                                                  Howard L. Shecter
                                                  Attorney-in-Fact

                                  GEORGE L. LINDEMANN


                                              By: /s/ Howard L. Shecter
                                              -------------------------
                                                  Howard L. Shecter
                                                  Attorney-in-Fact

                                  /s/ Howard L. Shecter
                                  ---------------------
                                  Howard L. Shecter


                                  ALAN L. STUART


                                  By: /s/ Howard L. Shecter
                                  -------------------------
                                      Howard L. Shecter
                                      Attorney-in-Fact

                                                                       Exhibit A

                            Agreement of Joint Filing


         Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of June, 1998.

                                    /s/ David Brodsky
                                    -----------------
                                    David Brodsky


                                    /s/ Eugene Goldberg
                                    -------------------
                                    Eugene Goldberg


                                    /s/ Donald Jacobson
                                    -------------------
                                    Donald Jacobson


                                    /s/ Anthony M. Lamport
                                    ----------------------
                                    Anthony M. Lamport


                                    /s/ George L. Lindemann
                                    -----------------------
                                    George L. Lindemann


                                    /s/ Howard L. Shecter
                                    ---------------------
                                    Howard L. Shecter


                                    /s/ Alan L. Stuart
                                    ------------------
                                    Alan L. Stuart

                                                                       Exhibit B
                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that Eugene Goldberg, constitutes and appoints David Brodsky and Howard Shecter, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on May 14, 1998.


                                                 /s/ Eugene Goldberg
                                                 -------------------
                                                 Eugene Goldberg

STATE of New York      |
                       | ss.:
COUNTY of New York     |

         BE IT KNOWN, That on the 14th day of May, 1998 before me, Nancy Wong, personally came and appeared Eugene Goldberg, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.

                                                 /s/ Nancy Wong
                                                 --------------
[SEAL]                                           Nancy Wong

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that Donald Jacobson, constitutes and appoints David Brodsky and Howard Shecter, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

                  The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

                  IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on May 14, 1998.


                                                 /s/ Donald Jacobson
                                                 -------------------
                                                 Donald Jacobson

STATE of Florida           |
                           | ss.:
COUNTY of West Palm Beach  |

         BE IT KNOWN, That on the 14th day of May, 1998 before me, Marlene Tackett, personally came and appeared Donald Jacobson, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.



                                                 /s/ Marlene Tackett
                                                 -------------------
[SEAL]                                           Marlene Tackett

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that Anthony Lamport, constitutes and appoints David Brodsky and Howard Shecter, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on June 24, 1998.


                                                 /s/ Anthony Lamport
                                                 -------------------
                                                 Anthony Lamport

STATE of New York   |
                    | ss.:
COUNTY of New York  |



         BE IT KNOWN, That on the 24th day of June, 1998 before me, Mina Vitale, personally came and appeared Anthony Lamport, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.



                                                 /s/ Mina Vitale
                                                 ---------------
[SEAL]                                           Mina Vitale

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that Alan Stuart, constitutes and appoints David Brodsky and Howard Shecter, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on May 14, 1998.

                                                 /s/ Alan Stuart
                                                 ---------------
                                                 Alan Stuart

STATE of New York   |
                    | ss.:
COUNTY of New York  |



         BE IT KNOWN, That on the 14th day of May, 1998 before me, Edward J. Polito, personally came and appeared Alan Stuart, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.



                                                 /s/ Edward J. Polito
                                                 --------------------
[SEAL]                                           Edward J. Polito

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that David Brodsky, constitutes and appoints Howard Shecter as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on May 14, 1998.

                                                 /s/ David Brodsky
                                                 -----------------
                                                 David Brodsky

STATE of Rhode Island |
                      | ss.:
COUNTY of Newport     |

         BE IT KNOWN, That on the 14th day of May, 1998 before me, Marc A. Pine, personally came and appeared David Brodsky, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.


                                                 /s/ Marc A. Pine
                                                 ----------------
[SEAL]                                           Marc A. Pine

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that Howard Shecter, constitutes and appoints David Brodsky as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on May 14, 1998.


                                                 /s/ Howard Shecter
                                                 ------------------
                                                 Howard Shecter

STATE of Pennsylvania  |
                       | ss.:
COUNTY of Philadelphia |

         BE IT KNOWN, That on the 14th day of May, 1998 before me, Astrid Karnas, personally came and appeared Howard Shecter, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.

                                                 /s/ Astrid Karnas
                                                 -----------------
[SEAL]                                           Astrid Karnas

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that George L. Lindemann, constitutes and appoints David Brodsky and Howard Shecter, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to execute any and all documents or instruments and take any and all other actions as said attorney-in-fact and agent shall deem appropriate in connection with any matter relating to the filing of a Schedule 13D (including any amendments thereto) with the United States Securities and Exchange Commission in connection with the acquisition of common stock of Total Research Corporation, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         The undersigned agrees to hold the attorney-in-fact and agent free and harmless from any and all loss, claim, damage or other liability which he may sustain as a result of any action taken in good faith hereunder.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on July 2, 1998.


                                                 /s/ George L. Lindemann
                                                 -----------------------
                                                 George L. Lindemann

STATE of New York  |
                   | ss.:
COUNTY of New York |

         BE IT KNOWN, That on the 2nd day of July, 1998 before me, Carline Banatte, personally came and appeared George L. Lindemann, to me known, and known to me to be the individual described in, and who executed the foregoing Power of Attorney, and he acknowledged to me that he executed same.



                                                 /s/ Carline Banatte
                                                 -------------------
[SEAL]                                           Carline Banatte

                                                                       Exhibit C
                                                                       ---------

                  AMENDED AND RESTATED STOCK PURCHASE AGREEMENT


         AMENDED AND RESTATED STOCK PURCHASE AGREEMENT (the "Agreement") made as of June 18, 1998 among TOTAL RESEARCH CORPORATION, a Delaware corporation (the "Company"), and DAVID BRODSKY, of Wellington, Florida, as the representative for an entity or group to be formed (the "Purchaser").

                                   BACKGROUND

         A. The parties have entered into a Stock Purchase Agreement dated as of April 16, 1998 (the "Original Stock Purchase Agreement"), providing, among other things, for the sale by the Company to the Purchaser and his designees identified on Schedule 1.1 to the Original Stock Purchase Agreement (collectively, the "Designees") of one million (1,000,000) of the authorized but unissued shares of Common Stock, $.001 par value per share, of the Company (the "Purchased Securities").

         B. Pursuant to Article VI of the Original Stock Purchase Agreement, during the five (5) year period following the Closing Date, the Purchaser and the Designees have agreed to provide or arrange for others to provide up to $25,000,000.00 in debt or equity financing for the Company to complete acquisitions and/or projects approved by the Board of Directors, subject to the limitations contained in the Original Stock Purchase Agreement.

         C. The  Purchaser and the Designees  have  requested  that the Original
Stock Purchase Agreement be amended and restated to modify the terms and conditions of their financing obligations under Article VI thereof in consideration of other modifications to the Original Stock Purchase Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the covenants herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE I

                    SALE AND PURCHASE OF PURCHASED SECURITIES


         SECTION 1.1. Sale and Purchase. Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth or referred to herein, at the Closing the Company agrees to issue and sell to the Purchaser and his designees, as listed in Schedule 1.1 (the "Designees"), at a price of $2.25 per share (the "Per Share Price"), and the Purchaser, for himself and the Designees, hereby agrees to purchase, the Purchased Securities.

         SECTION 1.2. Option Shares. In addition, at the Closing the Company shall issue and deliver to the Purchaser and the Designees an option to purchase an aggregate of two hundred fifty thousand (250,000) shares of the authorized but unissued shares of Common Stock of the Company at the Per Share Price. This option shall be exercisable at any time within five (5) years from the Closing Date; provided, however, that any shares of Company stock purchased upon the exercise of the option shall be subject to the Company's right of repurchase in Article VI until the earlier of (i) the date after the thirty (30) day period following the twenty-four (24) month anniversary of the Closing Date described in Article VI hereof has expired, or (ii) the date that the Company has acknowledged in writing that the Purchaser and the Designees have fulfilled their $5 million financing undertaking as set forth in said Article VI. The grant of this option shall be evidenced by an Option Agreement between the Company and the Purchaser and the Designees, in form satisfactory to the parties and containing terms and conditions customarily found in option agreements of like nature, including provisions for the adjustment of the number of shares subject to the option and the Per Share Price in the event of a stock dividend, stock split, reorganization, merger or other adjustment in the capitalization of the Company. Any shares purchased pursuant to the option grant shall contain an appropriate legend reflecting the restrictions contained herein.

         SECTION 1.3. Closing. The closing of the purchase and sale of the Purchased Securities (the "Closing") will take place at the offices of the Company, Princeton Corporate Center, 5 Independence Way, Princeton, New Jersey, at 10:00 A.M. on July 1, 1998 (the "Closing Date"); provided, however, that, to the extent necessary, the Company and the Purchaser may delay the Closing Date up to August 1, 1998 if all conditions precedent in Article IV and V have not been fully satisfied or waived. If the conditions precedent in Articles IV and V have not been fully satisfied or waived by August 1, 1998, then such conditions will be deemed waived on such date unless the Purchaser (in the event of nonsatisfaction of a condition in Article IV) or the Company (in the event of nonsatisfaction of a condition in Article V) gives written notice of termination of this Agreement to the other party before 5:00 P.M. on August 1, 1998. At the Closing, the Company will deliver to the Purchaser the Purchased Securities against payment of the Per Share Price therefor for each Purchased Security by wire transfer or check in immediately available funds on or before the Closing Date. The Purchased Securities will be issued on or before the Closing Date, and registered to the Purchaser and the Designees as he shall direct.

         SECTION 1.4. Change of Designees. Any additions to the individuals listed as Designees in Schedule 1.1 shall be made only if the Company is reasonably satisfied that the individual to be added is of a character, status and financial capability comparable to the Purchaser and the Designees.

         SECTION 1.5. Use of Proceeds. Proceeds from the sale of the Purchased Securities hereunder shall be used for working capital and general corporate purposes as determined from time to time by the Company's Board of Directors.


                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY


         In order to induce the Purchaser to enter into this Agreement and to purchase the Purchased Securities, the Company hereby represents and warrants that:

         SECTION 2.1. Organization and Good Standing. The Company is duly organized, validly existing and in good standing in its jurisdiction of incorporation and is duly qualified as a foreign corporation and authorized to do business in all other jurisdictions in which the nature of its business or property makes such qualification necessary and where the failure to so qualify would not have a material adverse effect on the Company's financial position or results of operations.

         SECTION 2.2. Authorization. The execution, delivery and performance by the Company of this Agreement, and the issuance and sale by the Company of the Purchased Securities hereunder: (a) are within the Company's power and authority; (b) have been duly authorized by all necessary corporate proceedings; and (c) do not and will not result in the creation of any lien upon any of the Company's property or conflict with or result in any breach of any provision of the Company's charter or by-laws or any law, regulation, order, judgment, writ, injunction, license, permit, agreement or instrument to which the Company is subject.

         SECTION 2.3. Due Issuance. When issued and paid for, the Purchased Securities will be validly issued and outstanding and will be fully paid and non-assessable.

         SECTION 2.4. Consents. The execution, delivery and performance by the Company of this Agreement, and the issuance and sale of the Purchased Securities hereunder, do not and will not require the approval or consent of, or any filing with, any governmental authority or agency or any other person other than a Notice of Sale of Securities Pursuant to Regulation D under the Securities Act of 1933, as amended, and any required state securities law filings relating to the issuance and sale of the Purchased Securities which have been filed or are permitted to be filed after the date of such issuance and sale.

         SECTION 2.5. Reports and Financial Statements; Undisclosed Liabilities.

         (a) The Purchasers have heretofore been furnished with complete and correct copies of all Form 10-K, 10-Q and 8-K filings with the Securities and Exchange Commission in the past three years (the "SEC Reports").

         (b) Except as otherwise specifically disclosed in the SEC Reports, the Financial Statements set forth therein for the year ended June 30, 1996 and for periods thereafter (the "Financial Statement") were prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods except as otherwise stated therein; each of the balance sheets included in Financial Statements fairly presents the financial condition of the as at the close of business on the date thereof; and each of the statements of income included in the Financial Statements fairly presents the results of operations of the Company for the fiscal period then ended. The Company has no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are required to be reflected or reserved against, but are not so reflected or reserved against in the Financial Statements, except for liabilities that may have arisen in the ordinary and usual course of business and consistent with past practice and that individually or in the aggregate do not have and could not reasonably be expected to have a material adverse effect on the financial position or the results of operations of the Company.

         SECTION 2.6. Tax Returns. The Company has filed all tax returns and reports which are required to be filed with any foreign, federal, state or local governmental authority or agency and has paid all taxes which have become due, and made adequate provision for the payment of all taxes that will become due, under applicable foreign, federal, state or local governmental law or regulations with respect to the periods in respect of which such returns and reports were filed, and all assessments of taxes. The Company has made adequate provisions for all current taxes.

         SECTION 2.7. Title to Assets. The Company owns all of its assets, and has good and marketable title with respect thereto, reflected in the Financial Statements of the Company free and clear of all liens other than those disclosed in the Financial Statements.

         SECTION 2.8. Necessary Property; Condition of Property. To the best knowledge of the Company, the properties and assets owned, leased by or licensed to the Company, and reflected in the Financial Statements constitute all of the real and personal properties, tangible and intangible, which are necessary, used or useful in the conduct of its business in the manner and to the extent presently conducted or as presently contemplated to be conducted; and no other material real or personal properties are required for the conduct of the business of the Company as presently conducted.

         SECTION 2.9. Necessary Licenses and Permits. To the best knowledge of the Company, the Company has all licenses, permits, consents, concessions and other authorizations of governmental, regulatory or administrative agencies or authorities, whether foreign, federal, state, or local, required to own and lease its properties and assets and to conduct its business as now conducted except where the failure to have such permits would not have a material adverse effect on the results of operations or the financial position of the Company.

         SECTION 2.10. Compliance with Law. The Company is in compliance in all material respects with all applicable laws, regulations, orders, judgments, decrees, permits, licenses, franchises and authorizations.

         SECTION 2.11. Litigation. Except as set forth in Schedule 2.11, there is no suit, claim, action, proceeding or investigation pending or, to the Company's knowledge, threatened against the Company or any of its assets or properties, and to the best knowledge of the Company, there is no reasonable basis for any such suit, claim, action, proceeding or investigation.

         SECTION 2.12. No Material Adverse Changes. Since the date of the latest of the Financial Statements, there has occurred no material adverse change in the business, assets, properties (tangible and intangible), operations, condition (financial or otherwise) or liabilities of the Company, whether or not in the ordinary course of business, whether separately or in the aggregate with other occurrences or developments, and whether insured against or not, and the Company has no knowledge of any occurrence or development which might reasonably be expected to result in any such material adverse effect.

         SECTION 2.13. Disclosure. No representation, warranty or statement made in this Agreement, or any agreement, certificate, statement or document furnished by or on behalf of the Company in connection with the purchase of the Purchased Securities contains or will contain any untrue statement of material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

                                   ARTICLE III

                           PURCHASER'S REPRESENTATIONS


         SECTION 3.1. Investment Intent. The Purchaser hereby represents and warrants to the Company that he is (and each such Designee will be) (i) an "accredited investor" as defined in Regulation D of the Securities Act of 1933, as amended (the "Securities Act") and (ii) acquiring the Purchased Securities for investment and not with a view to the distribution thereof.

         SECTION 3.2. Exemption. The Purchaser understands that the Purchased Securities are not, and will not be, registered under the Securities Act on the grounds that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to section 4(2) thereof, and that the Company's reliance on such exemption is predicated on the Purchaser's representations set forth herein.

         SECTION  3.3.   Experience.   The  Purchaser   represents  that  he  is
experienced in evaluating and investing in companies such as the Company, is familiar with the risks associated with the business and operations of companies that operate in the market research industry, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his investment, and has the ability to bear the economic risks of his investment. The Purchaser represents that he has had, during the course of the transaction and prior to his purchase of the Purchased Securities, the opportunity to request information from and ask questions of the Company and its officers, employees and agents, concerning the Company, its assets, business and operations and to receive information and answers to such requests and questions.

         SECTION 3.4. Restrictions on Resale. The Purchaser understands that the Purchased Securities may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Purchased Securities or an available exemption from registration under the Securities Act, the Purchased Securities must be held indefinitely. The Purchaser agrees that in no event will he make a transfer or disposition of any of the Purchased Securities (other than pursuant to an effective registration statement under the Securities Act), unless and until (i) the Purchaser shall have notified the Company of the proposed disposition and (ii) if requested by the Company, the Purchaser shall have furnished to the Company at the expense of the Purchaser or his transferee, an opinion of counsel reasonably satisfactory to the Company to the effect that such transfer may be made without registration under the Securities Act.

         SECTION 3.5. Financial Ability. The Purchaser and the Designees together possess the financial resources to fulfill their obligations under this Agreement.

                                   ARTICLE IV

              CONDITIONS TO THE PURCHASER'S OBLIGATIONS TO PURCHASE


         The Purchaser's obligation to purchase the Purchased Securities pursuant to Section 1.1 of this Agreement is subject to compliance by the Company with its agreements and representations herein contained, and to the satisfaction, on or prior to the Closing Date, of the following conditions:

         SECTION 4.1. Charter Documents; Good Standing Certificates. The Purchaser shall have received from the Company (a) a copy of the Company's Certificate of Incorporation, certified by the Delaware Secretary of State to be true and complete as of a date no more than five days prior to the Closing Date,
(b) a copy, certified by the Secretary of the Company to be true and complete as of the Closing Date, of the by-laws thereof; and (c) a certificate, dated not more than five days prior to the date hereof, of the relevant governmental authority or other appropriate official of each state in which each of the Company is incorporated or qualified to do business, as to the Company's corporate good standing in such state or qualification to do business, as the case may be.

         SECTION 4.2. Proof of Corporate Action. The Purchaser shall have received from the Company copies certified by the Secretary thereof to be true and complete as of the Closing Date, of the records of all corporate action taken (a) to authorize the execution, delivery and performance of this Agreement; (b) to increase the size of the Board of Directors, to remove or accept the resignations of existing members of the Board of Directors and to elect new members to the Board of Directors, in such a manner so that the Board of Directors immediately after Closing consists of eight (8) members, comprised of David Brodsky ("Brodsky"), Howard L. Shecter ("Shecter"), and George L. Lindemann, and five (5) of the Company's incumbent directors (collectively, the "Director Slate"), as approved by resolution of the Board of Directors; (c) to approve the Director Slate for submission to a vote of the stockholders of the Company for election at the next annual or special meeting thereof; (d) to designate an Executive Committee consisting of the Chief Executive Officer, Brodsky, Shecter and a fourth member with substantial experience in the market research industry, to be selected by the majority vote of the other three members of the Executive Committee; (e) to provide that, between the meetings of the Board of Directors and while the Board of Directors is not in session, the Executive Committee shall have the following primary responsibilities: (i) to create opportunities in the form of acquisitions of other companies or additional lines of business and (ii) to oversee strategic business planning and shall also generally have the responsibility of acting on behalf of the Board of Directors between meetings of the Board, subject to the Board's right at any duly convened meeting to overrule any decision or act of the Executive Committee; (f) to appoint Brodsky as Chairman of the Executive Committee with one additional vote if the Executive Committee is deadlocked on any matter; (g) to designate a Nominating Committee consisting of Brodsky and the Chief Executive Officer; (h) to provide that, between the meetings of the Board of Directors and while the Board of Directors is not in session, the Nominating Committee shall have the following powers: (i) to nominate individuals to fill any vacancies on the Board of Directors, (ii) to nominate, subject to Board approval, a slate of individuals to the Board of Directors to be submitted to a vote of the stockholders of the Company at a meeting where the election of Directors is to be voted upon, and (iii) to perform such other duties and to exercise such other powers as may be determined from time to time by resolution adopted by the Board of Directors; and (i) to provide for the Executive and Nominating Committees to continue as so constituted until the earlier to occur of (i) the Purchaser's and Designees' undertakings in Article VI have been fully satisfied or (ii) the Company in good faith determines that the Purchaser or the Designees have breached their undertaking in Article VI.

         SECTION 4.3. Representations and Warranties; Officer's Certificate. The representations and warranties contained or incorporated by reference herein shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date except for those representations and warranties which relate specifically to a particular date, provided that such representations and warranties were true and correct in all material respects as of such date; and the Company shall have performed and complied with all conditions and agreements required to be performed or complied with by it prior to the Closing; and the Purchaser shall have received on the Closing Date a certificate to these effects signed by an authorized officer of the Company.

         SECTION 4.4. Legality; Governmental and Other Authorizations. The purchase of the Purchased Securities by the Purchaser and the Designees shall not be prohibited by any law or governmental order or regulation, and shall not subject the Purchaser to any penalty, special tax, or other onerous condition. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency, with respect to any of the transactions contemplated by this Agreement, shall have been duly obtained or made and shall be in full force and effect.

         SECTION 4.5. Due Diligence. The Company shall have granted the Purchaser full access to the Company's records and its officers, immediately upon execution hereof, in order to conduct a thorough due diligence review, and the Purchaser shall have completed a legal, accounting and business due diligence review of the Company (which he agrees to complete within 14 days of the date of this Agreement, subject to an extension of 14 additional days, up to 28 days if the Company is unable to provide the contemplated full access in said 14-day period) and the results thereof shall not have revealed material liabilities or significant issues adversely affecting the Company and not disclosed in the SEC Reports.

         SECTION 4.6. Management Contracts. The Company shall have entered into an employment agreements with members of the Company's Management Council and other key employees to be identified by the parties, each agreement to contain terms and conditions and to be in form satisfactory to the Purchaser, the Company and the contracting employee.

                                    ARTICLE V

                     CONDITIONS TO THE COMPANY'S OBLIGATIONS


         The Company's obligation to sell and issue the Purchased Securities pursuant to this Agreement is subject to compliance by the Purchaser with the agreements herein contained, and to the satisfaction on or prior to the Closing Date, of the following conditions:

         SECTION 5.1. Representations. The representations made by the Purchaser in Article III hereof shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date.

         SECTION 5.2. Designee Documentation. The Purchaser shall identify each of the designees of the Purchaser who will purchase Purchased Securities and who will have the same registered in his, hers or its name, and by the Closing each such designee shall have executed and delivered to the Company an instrument, in form reasonably satisfactory to the Company, by which he, she or it (a) agrees to become a party to this Agreement, to make the representations and warranties made by the Purchaser in Article III hereof as to himself, herself or itself only and to be fully bound by the terms and conditions hereof, and (b) specifically joins in the covenant the Purchaser has made in Article VI hereof.

         SECTION 5.3. Company's Due Diligence. The Company shall have completed a due diligence review of the Purchaser and his designees who will acquire Purchased Securities, shall have verified that the representations contained in biographies submitted by them are accurate in all significant respects and shall have made a determination, to be made in good faith, that having the Purchaser and the Designees as shareholders will not adversely affect the Company or its position and reputation in its industry.

         SECTION 5.4. Management Contracts. The Company shall have offered to enter into employment agreements with the members of the Company's Management Council and other key employees to be identified, each agreement so offered to contain terms and conditions and to be in form satisfactory to the Purchaser and the Company.

         SECTION 5.5. Governmental and Other Authorizations. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency, with respect to any of the transactions contemplated by this Agreement, shall have been duly obtained or made and shall be in full force and effect, provided that the Company shall have exercised its best efforts to obtain such consents and approvals.

         SECTION 5.6.  Corporate  Action.  The corporate action  contemplated in
Section 4.2 hereof shall have been taken.

         SECTION 5.7. Nasdaq Approval. The Company shall have received approval of the transactions contemplated by this Agreement from The Nasdaq Stock Market, Inc.

                                   ARTICLE VI

                                SPECIAL COVENANT

         During the five (5) year period following the Closing Date, the Purchaser and the Designees will, on a best efforts basis, assist in providing or arranging for others to provide up to $25 million in equity financing, or debt financing to the extent such financing exceeds $5 million in the aggregate, for the Company to complete acquisitions and/or projects approved by the

Board of Directors, the form of the financing to be as determined by the Board of Directors and to be on terms at least as favorable as the Company could obtain from other sources not affiliated with the Purchaser; provided, that this covenant shall not be deemed to constitute an obligation to directly provide or underwrite financing for the Company. Notwithstanding the foregoing, if during the first twenty-four (24) months following the Closing Date, (i) The Board of Directors has approved acquisitions and projects costing a minimum of $5 million in the aggregate (the "Approved Acquisitions or Projects") and (ii) the Purchaser or the Designees have either (x) not voted as a Board member in favor of any Approved Acquisitions or Projects or (y) voted as a Board member in favor of any Approved Acquisition or Projects and the Purchaser and the Designees have not provided, or caused others to provide, the full $5 million in financing as described above, then during a thirty (30) day period following the twenty-four
(24) month  anniversary of the Closing Date, the Company shall have the right to
(x) purchase the Purchased Securities at ninety percent (90%) of the then market price of the Company's Common Stock, and (y) cancel all options under Section
1.2. In order for the Company to exercise its right described in the preceding sentence, a majority vote of the Board of Directors (other than the Purchaser and the Designees) must have approved such repurchase. For purposes of this
Article VI, market price is to be determined by averaging the closing price of the Common Stock for the ten (10) trading days prior to the exercise of the right to repurchase. To the extent the Purchaser and/or the Designees have provided, or caused others to provide, at least $12,500,000 of the financing undertaking described above, the Purchaser shall be entitled to have the Purchaser and the Designees constitute one-half of the members of the Director Slate for approval of the stockholders at the next annual meeting called for such purpose and a majority of the Director Slate once the full $25 million undertaking has been satisfied. In the event of a breach by Purchaser or Designees of the undertakings described in this Article VI, the Company's sole and exclusive remedies hereunder shall be (i) the stock repurchase and option cancellation remedies with respect to the nonsatisfaction of the above described $5 million undertaking during the first 24 months and (ii) the right to disband the Executive and Nominating Committees and have the Purchaser and Designees ineligible for future Directors' Slates during the five (5) year period covered by this Article VI, which ineligibility the Purchaser and Designees consent to in the event that Purchaser or Designees have breached their undertaking described in this Article VI and (x) the Board has determined to implement the stock repurchase and option cancellation remedies (with respect to the $5 million undertaking), or (y) following the first 24 months, the Board has determined that the Purchaser and the Designees have breached the $25 million undertaking. A breach of this Article VI shall not exist unless and until the Board has delivered to Purchaser a copy of a resolution duly adopted by a majority of the Board at a meeting of the Board called and held for such purpose, finding that a breach exists in the good faith opinion of the Board and specifying the essential facts underlying its determination. This Article shall not prevent Purchaser or the Designees from challenging in any court of competent jurisdiction the Board's determination that a breach has occurred. The Board must provide notice to Purchaser that it is intending to declare Purchaser or Designees in breach of this Article at least 48 hours before the Board meeting at which such action is to be voted upon, and, with respect to the $25 million undertaking, the Board must provide the Purchaser and the Designees with at least 30 days written notice and an opportunity to cure in the event the Board determines that the Purchaser and the Designees have breached such undertaking.

                                   ARTICLE VII

                                    EXPENSES

         In the event the transactions contemplated by this Agreement shall be consummated or if the transactions contemplated by this Agreement are not consummated by reason of the failure by the Company to so consummate when legally obligated to do so hereunder, the Company hereby agrees to pay all reasonable out of pocket fees, costs and expenses incurred by the Purchaser (such as travel, photocopy and telephone expenses and including the expenses of one counsel for the Purchaser), up to a maximum of $50,000.00, which amounts shall be treated as an adjustment to the purchase price for the Purchased Securities.

                                  ARTICLE VIII

                                     NOTICES


         All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), commercial (including FedEx) or U.S. Postal Service overnight delivery service, or, deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

If to the Company, addressed to:
Total Research Corporation
Princeton Corporate Center
5 Independence Way
Princeton, NJ  08540

with a copy to:
Thomas A. Belton, Esq.
Drinker, Biddle & Reath LLP
105 College Road East
P.O. Box 627
Princeton, NJ  08542-0627

If to the Purchaser, addressed to:
Mr. David Brodsky
2856 Hurlingham Way
Wellington, FL  33414

with a copy to:
Howard Sobel, Esq.
Kramer, Levin, Naftalis & Frankel
919 Third Avenue
New York, NY  10022-3903

     If to any other holder of record of any security, to it at its address set forth in the applicable register maintained by the Company with respect thereto.


                                   ARTICLE IX

                       SURVIVAL OF COVENANTS, AGREEMENTS,
                         REPRESENTATIONS AND WARRANTIES

         All covenants, agreements, representations and warranties made herein or in any other document referred to herein or delivered to any party pursuant hereto shall be deemed to have been relied on by each such party, notwithstanding any investigation made by such party or on its behalf. All representations and warranties made herein shall survive the execution and delivery of this Agreement.

                                    ARTICLE X

                             AMENDMENTS AND WAIVERS


         Except as otherwise expressly provided herein, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Article IX shall be binding upon the Company and each holder of any Purchased Securities sold pursuant to this Agreement.


                                   ARTICLE XI

                               RIGHT TO PUBLICIZE


         Each of the parties hereto hereby agrees that it will not, except as required by law, issue a press release or make any public statement regarding the transactions contemplated hereby without the prior approval of the Company and the Purchaser, provided, however, that following the Closing, the Purchaser will have the right to publicize his investment in the Company as contemplated hereby by means of a tombstone advertisement or other customary advertisement in newspapers and other periodicals which advertisement shall be reasonably acceptable to the Company. Further, the Company will make all necessary public disclosures and filings with the Securities and Exchange Commission and will have the right to inform actual or prospective customers and lenders of such investment.

                                   ARTICLE XII

             ENTIRE AGREEMENT; COUNTERPARTS; SECTION HEADINGS, ETC.


         This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties hereto with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

         Any action or decision required or permitted to be made by the Company under this Agreement shall be made by the Company's Board of Directors, unless otherwise expressly stated herein.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The descriptive headings of sections and paragraphs of this Agreement are inserted for convenience only, and do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

         The termination of this Agreement shall not cause a termination or cancellation of Confidentiality Agreements heretofore provided by the Purchaser and the Designees.

         IN WITNESS WHEREOF, the Company and the Purchaser have executed this Agreement as of the day and year first above written.


                                        COMPANY:
                                        TOTAL RESEARCH CORPORATION


                                        By:  /s/ Albert Angrisani
                                           ----------------------
                                             Name: Albert Angrisani
                                             Title: President and CEO


                                        PURCHASER:

                                              /s/ David Brodsky
                                              -------------------
                                         Name:  DAVID BRODSKY

                                  SCHEDULE 1.1

                                    DESIGNEES



                                 EUGENE GOLDBERG

                                 DONALD JACOBSON

                               ANTHONY M. LAMPORT

                                HOWARD L. SHECTER

                               GEORGE L. LINDEMANN

                                 ALAN L. STUART

                                  SCHEDULE 2.11

                                   LITIGATION

The Company has received notice of a Counterclaim in a suit filed by Company against Agricultural Marketing Research Services, t/a AMRS and William Campbell, pending in the Superior Court of New Jersey, Docket No. L-12206-97. A copy of the Defendant's Answer & Counterclaim is attached.

                                                                       Exhibit D

                                  49 Krebs Road
                              Plainsboro, NJ 08536

April 16, 1998

Mr. David Brodsky
c/o Edwards & Angell
2700 Hospital Trust Tower
Providence, RI 02903

Dear Mr. Brodsky:

Please consider this letter agreement to constitute the terms and conditions under which I agree to sell and you, as the representative for an entity or group to be formed ("Buyer"), agree to buy, 200,000 shares (the "Shares") of common stock, par value $.001 per share, of Total Research Corporation, a Delaware corporation ("TRC"), that I own. These terms and conditions are as follows:

1.At Closing (as hereinafter defined), Buyer agrees to buy, and I agree to sell the Shares of common stock, par value $.001 per share, of TRC (the "Common Stock"), for a purchase price of $2.25 per share (the "Per Share Purchase Price") amounting in the aggregate to a purchase price of Four Hundred Fifty Thousand Dollars ($450,000)(the "Purchase Price").

I hereby represent and warrant as of the Closing the following:

(a)The Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities law, and are "restricted securities" within the meaning of such Act and may not be further transferred except in accordance with such Act and applicable state securities law.

(b)I own (beneficially and of record) the Shares individually and free and clear of all liens and encumbrances and have full power and authority to sell, convey and transfer the Shares. No one else has any rights in and to the Shares and there exists no rights, options, warrants or conversion rights with respect to the Shares.

The Buyer represents and warrants as of the Closing the following:

(a)The Buyer is acquiring the Shares solely for its own account and with no intention of distributing or reselling said securities or any part thereof, of interest therein, in any transaction which would be in violation of the securities laws of the United States of America or any states therein, without prejudice, however, to your right at all times to sell or otherwise dispose of all or any of the Shares pursuant to a registration statement under the Securities Act or under an exemption from such registration available under the Securities Act.

         (b) Buyer is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the Securities Act, and has sufficient knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of this investment and protecting your interest in connection with such purchase.

The Purchase Price shall be paid at Closing by certified check drawn to my order, or by wire transfer of immediately available funds consistent with the wire instructions that I will furnish in writing to Buyer.

At Closing, I shall deliver to Buyer a stock certificate registered in my name representing the Shares, together with a stock power duly endorsed. I agree to execute such additional documents as may be necessary to convey the Shares and vest full title to the Shares in Buyer's name or the name of your designees and to consummate the transactions contemplated at the Closing.

The Closing for purposes of this letter agreement is to occur at the office of Thomas P. Borkowski, Esq., One Pennington-Washington Crossing Road, Pennington, New Jersey 08534 no later than the last day of the Due Diligence Period, or such other time and place as Buyer and I shall mutually agree. The Closing to occur on May 7, 1998.

         This letter agreement is binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument. This letter agreement constitutes the entire agreement between us and supersedes any prior understandings, agreement or representation by or between us, written or oral (including, without limitation, the
"Brodsky/Zissman/Devine Term Sheet"). This agreement shall be governed by, construed and in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the

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State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Very truly yours,



/s/ Hugh Devine
----------------                                           --------------------
HUGH DEVINE                                                 WITNESS

Accepted and Agreed to this 16th day of April, 1998


/s/ David Brodsky                                           /s/ Carolyn Brodsky
-----------------                                           -------------------
DAVID BRODSKY                                               WITNESS